Jupiters
LIMITED

P.E. 1/1/02

1087238
333-10374

02011873

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January 2002

JUPITERS LIMITED
ACN 010 741 045

9th Floor, Niecon Tower
17 Victoria Avenue
Broadbeach Queensland 4218
Australia

(Address of registrant's principal executive offices)

U.S. POST OFFICE
DELAYED

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F of Form 40-F.

Form 20-F ✓ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______________.

G:\ggk\lmc\002-13.doc

Jupiters
LIMITED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

JUPITERS LIMITED
(Registrant)

Date: 11 January 2002

By: ______________________
Name: Laurence M. Carsley
Title: Chief Financial Officer

G:\ggk\lmc\002-13.doc

Jupiters

JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315

APPEAL AGAINST COURT RULING

Jupiters Limited has lodged an appeal to the Full Federal Court of Australia today against the judgment given on 21 December 2001 in respect of the tax deductibility of special rent paid for the Brisbane casino complex

For further information, please contact:
Rob Hines
Managing Director
Ph: (07) 5584 8900

11 January 2002

G:\ggk\lmc\002-11.doc